

GETTY COPPER INC.

Telecopier Cover Sheet

To: Mark Wojciechowski
Staff Accountant
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Date: October 13, 2005

Page 1 of 14

Fax Number: 202-772-9369

From: Getty Copper Inc.
Marilyn Young, Comptroller

RE: Your letter dated September 26, 2005
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed August 23, 2005
File No. 000-29578

Please find attached amended pages for your review. Please let us know if you have any further questions. We will wait for your response before filing an amended form 20-f.

If you do not receive all the pages, or if they are not legible, please call (604) 931-3231

CONFIDENTIALITY WARNING

1000 Austin Avenue, Coquitlam, B.C. Canada V3K 3P1
Tel: (604) 931-3231 Fax: (604) 931-2814
E-mail: getty@telus.net

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Figure 1A GETTY COPPER INC. PROPERTY LOCATION MAP



Figure 1.A
PROPERTY
LOCATION MAP
51°00'
50°30'
50°00'
49°30'
122°00'
122°00'
SALMON ARM
KELOWNA
KAMLOOPS
GETTY PROPERTY
Logan Lake
Ashcroft
Cache Creek
Lytton
Hope
CANADA
U.S.A.
VANCOUVER
0 15 75
Kilometres

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Figure 1B GETTY COPPER INC. HIGHLAND VALLEY PROPERTIES MAP


Figure 1: B
HIGHLAND VALLEY PROPERTIES
GETTY COPPER INC.
N
Bran
Getty Central
Getty Southwest
Getty North
Getty South
Transvaal
Getty Northwest
NORTH GLOSSIE
GLOSSIE
CINDER HILL
NORTH VALLEY AREA
No staking area
Claim boundary
10 kilometres
Symbols
Shaft
Mineral deposit

443312.3

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overburdened covered. The Glossie Copper Occurrence was not tested during this program. Only weakly anomalous copper and zinc mineralization encountered within silicified and metasomatized Nicola volcanics overlying weakly altered intrusives in the north Valley IP anomaly were encountered. However the drilling here was very wide spaced and the Registrant will carefully review this work in relation to earlier exploration results to determine if additional untested targets exist in this area. The iron sulphide mineralized tertiary volcanics were intersected but returned only very weakly anomalous copper.

Planned exploration for 2005

A $300,000 exploration program using Canadian and British Columbia mineral exploration tax incentives is planned, on the G Getty North and Getty South properties. These programs will be conducted under the British Columbia "Best Practices Exploration Guidelines" under the direction of Joseph, L. Lindinger, P.Geo. of other suitably qualified professional geoscientist of Engineer registered with Association of Geoscientists and Engineers of the Province of British Columbia. Exploration samples will be prepared at Getty Copper Inc's secure facility in Logan Lake for geological studies and shipment to approved analytical laboratories in British Columbia. The details of these programs are still subject to board approval

(a)   **Getty North Property**

Exploration

Prior to the acquisition of the Getty North Property by the Registrant from Robak and Masco, Robak held the Getty North Property for approximately two decades. During that period, in excess of $350,000 was spent on exploration work on the property consisting of silt and soil sampling, trenching and bulk sampling. Since the date of the Registrant's acquisition of the Getty North Property to December 31, 2004, the Registrant has completed $7,170,594 of exploration work on the property, consisting of aerial photographic surveys and base map production, diamond drilling, geological mapping, assaying, induced polarization and magnetics geophysical surveys, soil geochemical surveys, metallurgical testing, and resource calculation.

The following table is a brief summary of documented drilling:

Getty North
Summary of Drilling

Period	Company	Type	Holes	Metres
1956-1957	Northlodge Copper Beaverlodge Diamond Uranium-Farwest Tungsten Group	Diamond	27	2,995
1957-1959	Kennecott Copper	Diamond	2	345
1964-1965	North Pacific Mines	Diamond	8	2,349
		Percussion	17	806
1965-1966	Canex Aerial Exploration (Now known as Placer-Dome)	Diamond	16	2,015
1967	Isaac Schulman Syndicate	Diamond	4	846
1968-1969	Noranda Exploration	Diamond	7	957
1970	North Pacific Mines	Percussion	25	1,149
1971-1972	Getty Mining Pacific	Percussion	16	1,765
		Diamond	3	635
1972-1973	Quintana Minerals	Percussion	16	2,004
1993	Getty Copper Corp.	Diamond	5	557.9
1995	Getty Copper Corp.	Diamond	33	7,652.6
1996	Getty Copper Corp.	Diamond	41	10,691.5

443312.3

Period	Company	Type	Holes	Metres
1997	Getty Copper Corp.	Diamond	64	17,444.5
2004	Getty Copper Inc.	Diamond	16	4,711.6

Also in 2004 the Registrant completed $979,963 of exploration in the Getty North area. A 980 metric tonne bulk sample of oxidized material was removed from the Getty North deposit and deposited near the Getty South deposit. A 10 hole diamond drill program tested areas southeast of the Getty North deposit with only locally anomalous copper results being obtained. A combined line cutting, induced polarization, multielement geochemical soil and drilling program was carried out on the Getty North Extension target immediately northeast of the Getty North deposit. The surveys produced weak copper, lead, gold, and molybdenum anomalies and weak to moderate IP anomalies that when drilled returned locally weakly anomalous copper in altered and sheared intrusive rocks.

In 1997, the Registrant undertook a $3 million program of drilling and sampling on the Getty North Property. As of December 31, 1997, the Registrant had completed 64 diamond drill holes totaling 17,444.5 metres (57,235.4 ft). These holes were systematically drilled on sections 30 metres apart to provide the density of data points required for an independent mineral deposit update. The Registrant has not defined or delineated any proven or probable reserves on the Getty North Property

Mr. A. Frye of KHA Resource Modelling Inc. independently performed a mineral deposit estimation using computerized 3D geological and block deposit models. The resource estimates generated from this block model are detailed in the following section on Mineralization. These 1997 calculations were made prior to implementation and enforcement of National Instrument 43-101. However they were made by experienced professionals using standard methods appropriate for the time.

In December 1997, the Registrant retained Bateman Engineering Inc. of Denver, Colorado ("Bateman") to perform a pre-feasibility study for the oxidized part of the Getty North Deposit and the proposed Getty North Copper Plant. Bateman identified a potentially economic mineable mineral deposit of approximately 8.56 million tonnes comprising 7.2 million tonnes of oxide grading 0.47% copper and 1.36 million tonnes of sulphide grading 0.50% copper, at a strip ratio of 0.8 to 1 with a potential mine life of 7 years. Bateman recommended that the Registrant conduct a full feasibility for the Getty North Oxide Deposit. Bateman also recommended that the Registrant conduct (prior to or during the full feasibility study) further leach and assay comparison tests that might increase the mineable mineral deposit estimates.

Mineral speciation studies and petrographic studies were carried out in 2001 by G& T Metallurgical Services Ltd. and R.C. Wells, P.Geo on five samples from the oxidized part of the Getty North Deposit. The principal objective of this work was to identify and quantify the various copper and gangue minerals present in the samples as part of the on-going metallurgical leach tests of the oxide deposit. These studies indicated that secondary (oxide) copper minerals account for the bulk of the copper present in the samples and that calcite contents are generally trace up to a maximum of 1% in one sample.

The Registrant, also commissioned an Interim Scoping Study by Innovat Limited under the supervision of D.A. Mackie, P.Eng to investigate alternatives to the proposed Heap Leach SX/EW Cathode Copper plant suggested by Bateman Engineering Inc., for the Getty North Oxide Deposit in their Feasibility Outlook report of 1998. The scoping study examined Continuous Vat Leach as an alternative to the SX/EW Heap Leach process and the production of Copper Sulphate Crystals and two different variations of Copper Powder Production Plants, in addition to Cathode Copper. Based on this preliminary study and cursory market information the production of Copper Powder appears to generate the best economics.

To date, forty tonnes of copper mineralized oxide rock has been shipped to SGS Lakefield Laboratories in Lakefield, Ontario to continue these ongoing tests.

Finally, the Registrant concluded a program of hydrological baseline studies and data collection in the area of the proposed Getty North Oxide Mine and Processing Plant that had been carried out on a continuing basis since 1998 by M. Miles and Associates Ltd.

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Mineralization

The Getty North deposit is situated in the north central portion of the Guichon Batholith, an area the Registrant believes has a favourable structural trend of copper deposits. The Registrant believes the deposit is predominantly hosted by quartz diorite of the Guichon variety cut by dykes and breccia zones. Sericite, chlorite and carbonate associated with copper mineralization overprint the protolithic mineral assemblage.

Cross sections based on extensive drilling show that the mineralization occurs in a shape similar to an inverted "horseshoe" containing a central zone of lower grade mineralization. The Getty North deposit displays continuity in a northwest direction for a distance of at least 300 metres. Intrusive contacts and faulting, as seen in drill core, both control and displace mineralization, and dip steeply to the southwest.

In the central and north portions of the deposit a well-developed zone of oxidation occurs to a depth of more than 100 metres. In this area, oxidation of the primary sulphides is generally complete. Copper mineralization in the oxidized zone consists of chrysocolla, malachite, azurite, cuprite, copper manganese oxides, native copper and chalcocite. Primary sulphides generally occur below the oxidized zone and consist of, in order of abundance, pyrite, chalcopyrite, bornite, chalcocite and molybdenite.

Approximately 15% of the Getty North deposit is covered by unmineralized tertiary volcanic rock, varying in thickness from 2 metres to 70 metres.

The following drill-indicated and inferred mineral resource comprising the Getty North Deposit was calculated by KHA Resource Modelling Inc. on December 17, 1997. The calculations are based on a computer generated block model without any allowance for pit design or mining dilution. The Registrant believes the deposit remains open to expansion at depth and possibly to the east where a large favourable anomaly has been identified and requires drill testing. While these following resource calculations were made prior to the implementation of the Canadian National Instrument 43-101 requirements and guidelines they were made by credible and experienced independent consultants following standard practices of the time.

Note 1 Cautionary Note to U.S. Investors concerning estimates of Indicated Resources This section uses the terms "Indicated Resources", we advise U.S. investor that while this term is recognized and required by Canadian Regulations, the U.S. Securities and Exchange Commission does not. U.S Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Getty North Deposit - Indicated Resource

		Total Resource (Millions of tonnes)	Grade (% Cu)
Oxide Zone	0.1% copper cutoff	6.67	0.522
Sulphide Zone	0.1% copper cutoff	27.56	0.41

Mineralized material or deposit is a mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage of average grade of metals. Such deposits do not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, tonnage recoveries and other factors, concludes economic feasibility.

Note 2 Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This Section uses the terms "Inferred Resources", we advise U.S. Investors that while this term is recognized in Canada and required by Canadian Regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S.

4433123

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investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Getty North Deposit – Inferred Resources

		Total Resource (Millions of tonnes)	Grade (% Cu)
Oxide Zone	0.1% copper cutoff	3.27	0.149
Sulphide Zone	0.1% copper cutoff	30.65	0.223

2005 Exp;oration Expenditures

The Registrant, in the Spring of 2005, embarked on a metallurgy test program of its copper sulphide and copper oxide samples at SGS Lakefield Research Limited in Lakefield, Ontario. The goal of the test program is to determine the leach parameters and optimum chemistry for leaching copper from Getty's resource samples which have been forwarded to Lakefield. Additionally the Registrant has contracted with Innovat Limited of Ontario to test the viability of using Innovat's proprietary continuous vat leaching system to extract copper from the samples provided to Lakefield. It is estimated that these two programs will total approximately $700,000.

Additional exploration expenditures on Getty North in the amount of $250,00 is being considered for the 4th quarter.

(b)   Getty South Property

The Getty South Property is in the early exploration stage and there is insufficient data to establish whether proven or probable reserves exist on the property. An extensive program of closely spaced definition drilling is required to test the property to the drill indicated level of confidence before a meaningful mineral resource estimate can be performed.

No operational mines exist on the Getty South Property, and any existing historical workings have been sealed as required under British Columbia law.

Exploration History

The property was acquired by Trojan Exploration Limited in 1955 and was explored by Trojan Consolidated Mines Limited by surface and underground methods. Recovery of copper values by diamond drilling at that time was poor. Approximately one million dollars was spent on exploration during the period 1955 to 1973. The following work was performed by previous operators before the Company acquired the property: Surface diamond drilling - 15,556 metres; Underground diamond drilling - 1,158 metres; Percussion drilling - 319 metres; Underground drifting - 1,719 metres; Two compartment shaft - 49.1 metres; and Surface trenching - 396 metres.

The Getty South Property is in the early stages of exploration, and based on the exploration to-date, the Registrant has not defined or delineated any proven or indicated reserves on the Getty South Property. In 1992, an independent consultant performed a mineral deposit estimate based on physical work completed on the Getty South Property prior to the Registrant's acquisition of the property. In 1996, the Registrant undertook a thirteen diamond drill-hole program aggregating 3236 meters of drilling that provided assay results that were lower than anticipated, and the Registrant has determined that the drilling completed by previous operators is not reliable for determining grade.

There is no assurance that a commercially viable ore deposit (if any) exists on the Getty South Property until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage recoveries and other factors conclude economic feasibility.

As part of a systematic assessment of the grade and extent of near-surface oxide/sulphide-copper mineralization at the Getty South deposit, a program of surface trenching consisting of 13 trenches totaling approximately 1,572 metres in aggregate length was completed as of December 31, 1997. The assay results to-date indicate that significant concentrations of copper, mostly as leachable, oxide copper, occur over an area measuring approximately 240 metres by 40 metres. Additionally, significant results were obtained approximately 200 metres to the south.

443312.3

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The Registrant has completed initial exploration work of its own on the Getty South Property, including aerial photographic surveys and base map production, drilling, trenching, assaying, geophysical, geochemical and geological work, at a cost of $821,693 to December 31, 2004.

Mineralization

The Getty South deposit is hosted within a breccia zone measuring approximately 600 metres from north to south, and 250 metres in width, which intrudes Guichon variety quartz diorite of the Guichon Creek Batholith. This breccia body is one of several which occur within a well-defined northerly trending structural zone of faulting and minor intrusions (dykes) that extends for 9 kilometres from the JA deposit through the Bethlehem orebodies and on through to the Getty North deposit. The breccia body consists of fragments of quartz diorite and dacite porphyry set in a matrix of finely broken and crushed rock and secondary minerals such as quartz and tourmaline. Mineralization in the form of specular hematite, chalcopyrite and secondary copper minerals, such as malachite, azurite, chrysocolla, cuprite and native copper occurs mostly between rock fragments and along structurally controlled veinlets and crush zones.

Drilling

The Getty South deposit has been less thoroughly drill tested than the Getty North deposit, but has been explored by one underground level comprising a 49.1 metre shaft, approximately 1,775 metres of drifting and crosscutting and approximately 1,477 metres of underground diamond and percussion drilling. Although 15,550 metres of surface drilling were completed by previous operators, it is reportedly of poor quality and thus is not a reliable base for calculating the copper mineral resource. During 1996, the Registrant completed an initial 13 hole reconnaissance large diameter diamond drilling program totaling 3,236.2 metres that returned copper results lower than anticipated. Previous engineering reports concluded that diamond drilling results based on poor recovery have proven unreliable when compared with underground development sampling, and that diamond and percussion drilling results to date do not match the overall grades returned from the currently interpreted areas of mineralization from the underground muck and bulk samples. Closely spaced large diameter diamond or reverse–circulation (RC) drilling has been recommended as a better method to determine the grade of near surface mineralization in the breccia deposit Re opening the underground workings are being considered.

Underground development

The Getty South has been developed by a 45 meter (150 foot) vertical shaft and over 1500 meters of horizontal development and at least one raise. Development took place in at least four campaigns from 1957 to 1974. Development took place primarily to test the highest grade known mineralized zones. A resource estimate is being completed based primarily on the muck and bulk sample grades with additional data from mineralized and geological information derived from the drilling and 1997 trenching results.

Planned Exploration for 2005.

A Budget of $5,000 has been proposed to complete the surveying program on the 1997 trenching.

(c)   **Getty Central Property**

The Registrant has completed initial exploration work of its own on the Getty Central, including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2004 of $56,685 for the Getty Central Property.

Exploration

The Getty Central Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. No exploration expenditures are planned in 2005

d)   **Getty Southwest Property**

Exploration

443312.3

The Registrant has completed initial exploration work of its own on the Southwest Property including aerial photographic surveys and base map production, geochemical soil sampling, prospecting, geophysical surveys and geological work, at costs to December 31, 2004 of $386,888.

The Getty Southwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. No exploration expenditures are planned in 2005

Drilling

HVC completed 6 diamond drill holes following up geological and IP targets. No potentially economic mineralization was encountered. Part of a large post mineral Eocene volcanic center was defined.

(e)   **Transvaal Property (Getty West)**

Exploration

The Transvaal Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. The property has at least three areas of limited underground development following small high grade copper bearing veins and faults. These are the Transvaal, Chamberlain and Highlander workings.

There is no assurance that a commercially viable ore deposit (if any) exists on the Getty West - Transvaal Property until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.

The Registrant has completed initial exploration work of its own on the Transvaal Property, including aerial photographic surveys and base map production, drilling, geochemical soil sampling, prospecting, geophysical surveys and geological mapping, at a cost to December 31, 2004 of $3,989.

Drilling

During 1996 and 1997, 11 diamond drill holes totaling 3,374 metres (11,046 ft) were drilled. Porphyry copper style mineralization was discovered in one of the holes and recommendations have been made for additional drilling in order to investigate the area further. Three holes were completed by HVC in 2004 however only one was completed entirely on Registrant ground.. All three holes produced the most encouraging although still anomalous copper mineralization of the 2004 HVC and Registrant programs.

Planned Exploration for 2005

No exploration expenditures are planned in 2005

(f)   **Getty Northwest Property**

The Getty Northwest Property is comprised of 142 mineral claims acquired by the Registrant by staking. These claims are subject to a 1.5% net smelter return royalty reserved in favour of Robak.

The Getty Northwest Property is in the early exploration stage, and there is insufficient data to establish whether proven or probable reserves exist on the property. There are no existing mines on the property. The Registrant has not planned any exploration on the property for 2005, and any plans to develop a new mine on the property would be based on a full-scale feasibility study, if any, to determine the commercial feasibility of a mining operation on the property.

Exploration History

The Registrant has completed initial exploration work of its own on the Getty Northwest Property, including aerial photographic surveys and base map production, drilling, geochemical soil sampling, prospecting, geophysical surveys and geological mapping, at a cost to December 31, 2004 of $1,736,889. HVC in 2004 completed a large line cutting and IP program over the area.

443312.3

Drilling

During 1996, one exploratory diamond drill hole 254.4 metres (834 ft) was drilled, but no significant results were obtained. HVC completed eight diamond drill holes following up the IP program. Only locally weakly anomalous copper and zinc results were obtained usually in hornfelsed volcanic rocks overlying the intrusive rocks. HVC also completed one drill hole 500 meters east of the Glossie mineral occurrence in which a thick sequence of Eocene volcanics was intersected. Pyritized sections returned only very weakly anomalous gold.

There is no assurance that a commercially viable ore deposit exists on the Getty Northwest Property until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.

Planned Exploration for 2005

No exploration expenditures are planned in 2005

ITEM 5 Operating and financial review and prospects

Critical Accounting Policies

Under Canadian generally accepted accounting principles, corporate/administrative expenses are written off yearly and exploration and property acquisition expenses deferred (or capitalized). Such acquisition and exploration costs are written off where the Registrant seeks to abandon a property due to exploration program results which appear to warrant abandonment or when it appears the deferred costs may not be recoverable. Acquisition costs and exploration expenditures are financed through a combination of cash and common share issuances.

Overview

The Registrant is currently an expenditure-based organization whose business strategy is to acquire, explore and conduct detailed engineering and economic analysis of mineral deposits which have large tonnage and multi-year operation potential. None of the Registrant's currently held or to be acquired mineral deposits currently hosts a mineral resource that can be said to be economic at current metals prices.

The Registrant's financial statements are prepared on the basis that it will continue as a going concern. Given that the Registrant has no source of significant revenue this assumption is always subject to the further assumption that there will continue to be investment interest in funding large tonnage metal deposits which are not known to be economic in the current environment. The Registrant can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, may be unable to realize on the carrying value of its resource project and the net realizable value could be materially less than the Registrant's liabilities with a potential for total loss to the Registrant shareholders.

The Registrant does not believe that it is significantly impacted by the effects of inflation and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar (US$1.00: Cdn$1.19 to $1.31) during these three years. The Registrant has not been significantly affected by government economic, fiscal, monetary or political policies and the outlook for the Registrant's assets primarily relate to the outlook for gold and copper. For information relating to the historical prices for copper and gold, see "Trend Information" below.

4433123

C.   Other Securities

Not applicable.

D.   American Depositary Shares

Not applicable.

PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15   CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Registrant carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2004, being the date of the Registrant's most recently completed fiscal year. This evaluation was carried out under the supervision and with the participation of the Registrant's Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Registrant's disclosure controls and procedures are effective in timely alerting management to material information relating to the Registrant required to be included in its periodic SEC filings.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Registrant's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including the Registrant's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Registrant's most recently completed fiscal year ended December 31, 2004, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Registrant's internal control over financial reporting.

Deleted: 3

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the Registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the Registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)   Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Registrant;

(2)   Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Registrant are being made only in accordance with authorizations of management and directors of the Registrant; and

(3)   Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant's assets that could have a material effect on the financial statements."

445312.3



Collins Barrow
Chartered Accountants

Suite 800
1030 West Georgia Street
Vancouver, Canada
V6E 3B9

T. 604.685.0564
F. 604.685.2050
email: vancouver@collinsbarrow.com

This is a copy of the original signed auditors' report. We have not reissued the auditors' report because we are not registered with the Public Company Accounting Oversight Board (United States).

AUDITORS' REPORT

To the Shareholders of
Getty Copper Inc.

We have audited the balance sheets of Getty Copper Inc. (formerly Getty Copper Corp.) as at December 31, 2003 and 2002 and the statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its activities and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Collins Barrow

CHARTERED ACCOUNTANTS

Vancouver, Canada
February 12, 2004



A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

Collins Barrow
is a partnership of
Incorporated Professionals

 **Collins Barrow**

Chartered Accountants

Suite 800
1030 West Georgia Street
Vancouver, Canada
V6E 3B9

T. 604.685.0564
F. 604.685.2050
email: vancouver@collinsbarrow.com

This is a copy of the original signed auditors' report. We have not reissued the auditors' report because we are not registered with the Public Company Accounting Oversight Board (United States).

AUDITORS' REPORT

To the Shareholders of
Getty Copper Inc..

We have audited the balance sheets of Getty Copper Corp. as at December 31, 2002 and 2001 and the statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its activities and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Collins Barrow

CHARTERED ACCOUNTANTS

Vancouver, Canada
February 27, 2003

 A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

Collins Barrow
is a partnership of
Incorporated Professionals

GETTY COPPER INC.

STATEMENTS OF CASH FLOWS

(stated in Canadian dollars)

	Years Ended December 31,		
	2004	2003	2002
Cash flows used in operating activities			
Net loss for the year	$ (646,584)	$ (403,231)	$ (250,936)
Add: Items not involving cash			
Amortization – administration	4,496	4,941	6,074
Provision for impairment of exploration costs related to mineral rights	—	94,955	16,071
Future income tax recovery	(331,160)	--	—
Stock option compensation expense	73,069	14,000	—
Net change in non-cash working capital balances			
Decrease (increase) in goods and services tax recoverable	(19,644)	21,589	(21,517)
Decrease (increase) in prepaid expenses	(7,000)	1,903	(6,105)
Increase in accounts payable	155,812	80,536	19,884
	(771,011)	(185,307)	(236,529)
Cash flows from financing activities			
Loan from Freeway Rights Inc.	(66,621)	--	(47,600)
Mortgage principal repayments	(1,836)	(1,705)	(273)
Subscriptions received, net of issue costs			
Private Placements	1,093,500	1,877,525	414,584
Warrants Exercised	163,000	365,000	--
	1,188,043	2,240,820	366,711
Cash flows used in investing activities			
Acquisition of equipment	(5)	(1,900)	(2,245)
Exploration costs	(971,548)	(85,246)	(4,855)
Mineral rights	—	(8,963)	—
	(971,553)	(96,109)	(7,100)
Increase (decrease) in cash during the year	(554,521)	1,959,404	123,082
Cash and short-term investments, Beginning of the year	2,083,922	124,518	1,436
Cash and short-term investments, End of the year	$ 1,529,401	$ 2,083,922	$ 124,518

Supplemental disclosure:			
	2004	2003	2002
Cash used in operating activities includes:			
Interest paid	$ 150,474	$ 8,586	8,871
Interest received	$ 28,144	$ 1,080	309

See accompanying notes to the financial statements.